Exhibit 3.38

NOTE ABOUT TRANSLATION:

This document is an English translation of a document prepared in Dutch. In preparing this document, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. The definitions under article 1.1 referred to in this document are listed in the English alphabetical order which may differ from the Dutch alphabetical order.

In this translation, Dutch legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

ARTICLES OF ASSOCIATION:

1	Definitions and interpretation

1.1	In these articles of association, the following terms shall have the following meanings:

“Company” means the company the internal organisation of which is governed by these articles of association.

“Distributable Equity” means the part of the Company’s equity which exceeds the aggregate of the issued capital and the reserves which must be maintained pursuant to the laws of the Netherlands.

“DRH-rights” means the rights conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital.

“General Meeting” or “General Meeting of Shareholders” means the body of the Company consisting of the person or persons to whom, as a Shareholder or otherwise, voting rights attached to Shares accrue, or (as the case may be) a meeting of such persons (or their representatives) and other persons entitled to attend such meetings.

“in writing” means transmitted by letter, telecopier or e-mail, or any other electronic means of communication, provided the relevant message is legible and reproducible.

“Interested Parties” has the meaning attributed thereto in article 9.2.

“Management Board” means the management board of the Company.

“Managing Director” means a member of the Management Board. Unless the contrary is apparent, this shall include each Managing Director A and each Managing Director B.

“Managing Director A” means a managing director A of the Company.

“Managing Director B” means a managing director B of the Company.

“Offeror” has the meaning attributed thereto in article 9.2.

“Share” means a share in the capital of the Company.

“Shareholder” means a holder of one or more Shares.

“Subsidiary” means a subsidiary of the Company as referred to in Section 2:24a of the Dutch Civil Code.

1.2	References to “articles” refer to articles that are part of these articles of association, except where expressly indicated otherwise.

2	Name and official seat

2.1	The Company’s name is:

CGGVeritas Services (UK) Holding B.V.

2.2	The Company has its official seat in Amsterdam, the Netherlands.

3	Objects

The objects of the Company are:

(a)	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

(b)	to finance businesses and companies;

(c)	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness as well as to enter into agreements in connection with aforementioned activities;

(d)	to render advice and services to businesses and companies with which the Company forms a group and to third parties;

(e)	to grant guarantees, to bind the Company and to pledge its assets for obligations of businesses and companies with which it forms a group and on behalf of third parties;

(f)	to acquire, alienate, manage and exploit registered property and items of property in general;

(g)	to trade in currencies, securities and items of property in general;

(h)	to develop and trade in patents, trade marks, licenses, know-how, copyrights, data base rights and other intellectual property rights;

(i)	to perform any and all activities of an industrial, financial or commercial nature;

and	to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

4	Authorised capital

4.1	The authorised capital of the Company is seventy-five million nine hundred and eighteen thousand euro (EUR 75,918,000).

4.2	The authorised capital of the Company is divided into seven hundred and fifty-nine thousand one hundred and eighty (759,180) Shares, with a nominal value of one hundred euro (EUR 100) each, numbered 1 through 759,180.

4.3	All Shares shall be registered. No share certificates shall be issued.

5	Register of Shareholders

5.1	The Management Board shall keep a register of Shareholders in which the names and addresses of all Shareholders are recorded. The names and addresses of pledgees and usufructuaries of Shares shall also be entered in the register of Shareholders.

5.2	Section 2:194 of the Dutch Civil Code applies to the register of Shareholders.

6	Issuance of Shares

6.1	Shares may be issued pursuant to a resolution of the General Meeting. The General Meeting may transfer this authority to another body of the Company and may also revoke such transfer.

6.2	A resolution to issue Shares shall stipulate the issue price and the other conditions of issue.

6.3	The issue of a Share shall furthermore require a notarial deed, to be executed for that purpose before a civil law notary registered in the Netherlands, to which deed those involved in the issuance shall be parties.

6.4	Upon issuance of Shares, each Shareholder shall have a right of pre-emption in proportion to the aggregate nominal value of his Shares, subject to the relevant limitations prescribed by the laws of the Netherlands and the provisions of article 6.5.

6.5	Prior to each single issuance of Shares, the right of pre-emption may be limited or excluded by the body of the Company competent to issue such Shares.

6.6	Rights of pre-emption may not be separately disposed of.

6.7	The full nominal value of each Share must be paid upon subscription.

6.8	The Management Board shall be authorised to perform legal acts relating to non-cash contributions on Shares and other legal acts as referred to in Section 2:204 of the Dutch Civil Code, without prior approval of the General Meeting.

7	Own Shares; reduction of the issued capital

7.1	The Company and its Subsidiaries may acquire fully paid up Shares or depositary receipts thereof, with due observance of the limitations prescribed by the laws of the Netherlands.

7.2	The Company and its Subsidiaries may grant loans with a view to a subscription for or an acquisition of Shares or depositary receipts thereof, but not in excess of the amount of the Company’s distributable reserves.

7.3	The General Meeting may resolve to reduce the Company’s issued capital in accordance with the relevant provisions prescribed by the laws of the Netherlands.

8	Transfer of Shares

8.1	The transfer of a Share shall require a notarial deed, to be executed for that purpose before a civil law notary registered in the Netherlands, to which deed those involved in the transfer shall be parties.

8.2	Unless the Company itself is party to the transfer, the rights attached to the Share can only be exercised after the Company has acknowledged said transfer or said deed has been served upon it, in accordance with the relevant provisions of the laws of the Netherlands.

9	Share transfer restrictions (offer to co-Shareholders)

9.1	The provisions of this article 9 below are applicable to a transfer of one or more Shares, unless (i) all Shareholders have granted permission for the intended transfer in writing, which permission shall then be valid for a period of three months, or (ii) the Shareholder concerned is obliged by the laws of the Netherlands to transfer his Shares to a former Shareholder.

9.2	A transfer of one or more Shares can only be effected after the Shares have been offered for sale to the co-Shareholders first. The relevant Shareholder (the “Offeror”) shall make the offer by means of a written notification to the Management Board, stating the number of Shares he wishes to transfer, the person or persons to whom he wishes to transfer the Shares and the price for which he wishes to transfer the Shares to the aforementioned person or persons. The Management Board shall give notice of the offer to the co-Shareholders. Co-Shareholders interested in purchasing one or more of the offered Shares (the “Interested Parties”) must notify the Management Board of their interest. If the Company itself is a co-Shareholder, it shall only be entitled to act as an Interested Party with the consent of the Offeror.

9.3

The price for which the offered Shares can be purchased by the Interested Parties shall be set by the Offeror and the Interested Parties in joint consultation or by one or more experts designated by them. If an agreement on the price or on the expert or experts, as the case may be, is not reached, the price shall be set by one or more independent experts to be designated, at the request of one or more of the parties concerned, by the chairman of the

Chamber of Commerce and Industry where the Company is registered in the Trade Register.

9.4	Within one month of the set price having been notified to them, the Interested Parties must give notice to the Management Board of the number of the offered Shares they wish to purchase. Once the notice referred to in the preceding sentence has been given, an Interested Party can only withdraw with the consent of the other Interested Parties.

9.5	If the Interested Parties together wish to purchase more Shares than have been offered the offered Shares shall be distributed among them. The Interested Parties shall decide together upon the distribution. If an agreement on the distribution is not reached, the Management Board shall determine the distribution, as far as possible in proportion to the total nominal value of the Shares held by each Interested Party at the time of the distribution. The number of offered Shares allocated to an Interested Party cannot exceed the number of Shares he wishes to purchase.

9.6	The Offeror may withdraw his offer up to one month from the day on which he is informed of the Interested Party or Parties to whom he can sell all offered Shares and at what price.

9.7	If it becomes apparent that none of the co-Shareholders is an Interested Party or that not all offered Shares will be purchased against payment in cash by one or more Interested Parties, the Offeror may, within a period of three months, freely transfer all the offered Shares, but not part thereof, to the person or persons listed in the offer at the price mentioned in the offer.

9.8	The provisions of this article 9 shall apply by analogy to (i) a partition of a joint property, with assignment of Shares to the joint owner through whom the Shares did not become part of the joint property and (ii) rights to subscribe for Shares and to rights arising from Shares other than cash payments.

10	Pledging of Shares and usufruct on Shares

10.1	The provisions of article 8 shall apply by analogy to the pledging of Shares and to the creation or transfer of a usufruct on Shares.

10.2	Upon the creation of a right of pledge on a Share, the voting rights attached to such Share may be assigned to the pledgee, with due observance of the relevant provisions of the laws of the Netherlands.

10.3	Both the Shareholder without voting rights and the pledgee with voting rights shall have the DRH-rights. The DRH-rights may also be granted to the pledgee without voting rights, but only if the General Meeting has approved the same and with due observance of the relevant provisions of the laws of the Netherlands.

10.4	If a usufruct is created on a Share, the voting rights attached to such Share may not be assigned to the usufructuary.

11	Depositary receipts for Shares

The Company shall not cooperate in the issuance of depositary receipts for Shares.

12	Managing Directors

12.1	The Management Board shall consist of one or more Managing Directors A and one or more Managing Directors B. Both individuals and legal entities can be Managing Directors.

12.2	Managing Directors are appointed by the General Meeting.

12.3	A Managing Director may be suspended or removed by the General Meeting at any time.

12.4	Any suspension may be extended one or more times, but may not last longer than three months in the aggregate. If, at the end of that period, no decision has been taken on termination of the suspension or on removal, the suspension shall end.

12.5	The authority to establish remuneration and other conditions of employment for Managing Directors is vested in the General Meeting.

13	Duties, decision-making process and allocation of duties

13.1	The Management Board shall be entrusted with the management of the Company.

13.2	The Management Board may establish rules regarding its decision-making process and working methods. In this context, the Management Board may also determine the duties which a Managing Director shall be particularly responsible for. The General Meeting may resolve that such rules and allocation of duties must be put in writing and that such rules and allocation of duties shall be subject to its approval.

13.3	When making Management Board resolutions, each Managing Director may cast one vote.

13.4	All resolutions of the Management Board shall be adopted by a majority of the votes cast.

13.5	At a meeting, the Management Board may only pass valid resolutions if the majority of the Managing Directors then in office are present or represented.

13.6	Meetings of the Management Board may be held by means of an assembly of the Managing Directors in person in a formal meeting or by conference call, video conference or by any other means of communication, provided that all Managing Directors participating in such meeting are able to communicate with each other simultaneously. Participation in a meeting held in any of the above ways shall constitute presence at such meeting.

13.7	Management Board resolutions may also be adopted without holding a formal meeting, in writing or otherwise, provided that the proposal concerned is submitted to all Managing Directors then in office and none of them objects to the proposed manner of adopting resolutions. A report with respect to a resolution adopted other than in writing shall be prepared by a Managing Director. The report shall be signed by such Managing Director and presented to the Management Board for its information in the next meeting of the Management Board. Adoption of resolutions in writing shall be effected by written statements from all Managing Directors then in office.

14	Representation; conflict of interest

14.1	The Company shall be represented by the Management Board. The Company can also be represented by:

(a)	each Managing Director A, acting solely; or

(b)	a Managing Director B and a Managing Director A, acting jointly.

14.2	The Management Board may appoint officers with general or limited power to represent the Company. Each officer shall be competent to represent the Company, subject to the restrictions imposed on him. The Management Board shall determine each officer’s title. The authority of an officer thus appointed may not extend to any transaction where the Company has a conflict of interest with the officer concerned or with one or more Managing Directors.

14.3	In the event of a conflict of interest between the Company and one or more Managing Directors, the provisions of article 14.1 shall continue to apply unimpaired unless the General Meeting has designated one or more other persons to represent the Company in the case at hand or in general in the event of such a conflict. A resolution of the Management Board with respect to a matter involving a conflict of interest with one or more Managing Directors in a private capacity shall be subject to the approval of the General Meeting, but the absence of such approval shall not affect the authority of the Management Board or the Managing Directors to represent the Company.

15	Approval of Management Board resolutions

15.1	The General Meeting may require Management Board resolutions to be subject to its approval. The Management Board shall be notified in writing of such resolutions, which shall be clearly specified.

15.2	The absence of approval by the General Meeting of a resolution referred to in this article 15 shall not affect the authority of the Management Board or the Managing Directors to represent the Company.

16	Vacancy or inability to act

If a seat on the Management Board is vacant or a Managing Director is unable to perform his duties, the remaining Managing Directors shall be temporarily entrusted with the management of the Company, provided that at least one Managing Director A and one Managing Director B are in office and able to perform their duties. If all seats on the Management Board are vacant or all Managing Directors are unable to perform their duties, or if less than one Managing Director A and one Managing Director B are in office and able to perform their duties, the management of the Company shall be temporarily entrusted to one or more persons appointed for that purpose by the General Meeting.

17	Financial year and annual accounts

17.1	The Company’s financial year shall be the calendar year.

17.2	Annually, not later than five months after the end of the financial year, save where this period is extended by the General Meeting by not more than six months by reason of special circumstances, the Management Board shall prepare annual accounts, and shall deposit the same for inspection by the Shareholders and the persons with DRH-rights at the Company’s office.

17.3	Within the same period, the Management Board shall also deposit the annual report for inspection by the Shareholders and the persons with DRH-rights, unless Section 2:396, subsection 6, or Section 2:403 of the Dutch Civil Code applies to the Company.

17.4	The annual accounts shall consist of a balance sheet, a profit and loss account and explanatory notes.

17.5	The annual accounts shall be signed by the Managing Directors. If the signature of one or more of them is missing, this shall be stated and reasons for this omission shall be given.

17.6	The Company may, and if the laws of the Netherlands so require shall, appoint an accountant to audit the annual accounts. Such appointment shall be made by the General Meeting.

18	Adoption of the annual accounts and release from liability

18.1	The General Meeting shall adopt the annual accounts.

18.2	At the General Meeting of Shareholders at which it is resolved to adopt the annual accounts, a proposal concerning release of the Managing Directors from liability for the management pursued, insofar as the exercise of their duties is reflected in the annual accounts or otherwise disclosed to the General Meeting prior to the adoption of the annual accounts, shall be brought up separately for discussion.

19	Profits and distributions

19.1	The allocation of profits accrued in a financial year shall be determined by the General Meeting.

19.2	Distribution of profits shall be made after adoption of the annual accounts if permissible under the laws of the Netherlands given the contents of the annual accounts.

19.3	The General Meeting may resolve to make interim distributions and/or to make distributions at the expense of any reserve of the Company.

19.4	Distributions on Shares may be made only up to an amount which does not exceed the amount of the Distributable Equity.

19.5	A claim of a Shareholder for payment of a distribution on Shares shall be barred after five years have elapsed.

19.6	No distributions shall be made on Shares held by the Company in its own capital, unless these Shares have been pledged or a usufruct has been created in these Shares and the authority to collect distributions or the right to receive distributions respectively accrues to the pledgee or the usufructuary respectively. For the computation of distributions, the Shares on which no distributions shall be made pursuant to this article 19.6, shall not be taken into account.

20	General Meetings of Shareholders

20.1	The annual General Meeting of Shareholders shall be held within six months after the end of the financial year.

20.2	Other General Meetings of Shareholders shall be held as often as the Management Board deems such necessary.

20.3	Shareholders and/or persons with DRH-rights alone or jointly representing in the aggregate at least one-tenth of the Company’s issued capital may request the Management Board to convene a General Meeting of Shareholders, stating specifically the business to be discussed. If the Management Board has not given proper notice of a General Meeting of Shareholders within four weeks following receipt of such request such that the meeting can be held within six weeks after receipt of the request, the applicants shall be authorised to convene a meeting themselves.

21	Notice, agenda and venue of meetings

21.1	Notice of General Meetings of Shareholders shall be given by the Management Board, without prejudice to the provisions of article 20.3.

21.2	Notice of the meeting shall be given no later than on the fifteenth day prior to the day of the meeting.

21.3	The notice convening the meeting shall specify the business to be discussed. Other business not specified in such notice may be announced at a later date, with due observance of the term referred to in article 21.2.

21.4	Items, for which a written request has been filed to discuss them, by one or more Shareholders and/or persons with DRH-rights, alone or jointly representing at least one-hundredth of the Company’s issued capital, shall be included in the notice or announced in the same manner, provided that the Company received the request no later than on the thirtieth day before the date of the meeting and provided that no important interests of the Company dictate otherwise.

21.5	The notice of the meeting shall be sent to the addresses of the Shareholders and the persons with DRH-rights shown in the register of Shareholders. With the consent of a Shareholder or a person with DRH-rights, the notice of the meeting may also be given by a legible and reproducible message sent through electronic means of communication to the address provided for the purposes hereof by the Shareholder or the person with DRH-Rights to the Company.

21.6	General Meetings of Shareholders are held in the municipality in which, according to these articles of association, the Company has its official seat as well as Schiphol Airport (municipality of Haarlemmermeer), The Hague, Rotterdam and Utrecht. General Meetings of Shareholders may also be held elsewhere, in which case valid resolutions of the General Meeting may only be adopted if all of the Company’s issued capital and all persons with DRH-rights are present or represented.

22	Admittance and rights at meetings

22.1	Each Shareholder and each person with DRH-rights shall be entitled to attend the General Meetings of Shareholders, to address the meeting and, if the voting rights accrue to him, to exercise his voting rights. Shareholders and persons with DRH-rights may be represented in a meeting by a proxy authorised in writing.

22.2	The Management Board may determine that the rights in respect of attending meetings referred to in article 22.1 may be exercised by electronic means of communication, either in person or by a proxy authorised in writing. In order to do so, a person entitled to attend the meeting must, through the electronic means of communication, be identifiable, be able to directly observe the proceedings at the meeting, be able to participate in the discussions and, if the voting rights accrue to him, be able to exercise his voting rights. The Management Board may attach conditions to the use of the electronic means of communication, which conditions shall be announced with the notice of the meeting.

22.3	At a meeting, each person present with voting rights, or his proxy authorised in writing, must sign the attendance list. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting. The names of the persons who participate in the meeting pursuant to article 22.2 or who have cast their votes in the manner as referred to in article 25.6 shall be added to the attendance list.

22.4	The Managing Directors shall have the right to give advice in the General Meetings of Shareholders.

22.5	The chairman of the meeting shall decide on the admittance of other persons to the meeting.

23	Chairman and secretary of the meeting

23.1	The chairman of a General Meeting of Shareholders shall be appointed by a majority of the votes cast by the persons with voting rights present or represented at the meeting.

23.2	The chairman of the meeting shall appoint a secretary for the meeting.

24	Minutes; recording of Shareholders’ resolutions

24.1	The secretary of a General Meeting of Shareholders shall keep minutes of the proceedings at the meeting. The minutes shall be adopted by the chairman and the secretary of the meeting and as evidence thereof shall be signed by them.

24.2	The Management Board shall keep record of all resolutions adopted by the General Meeting. If the Management Board is not represented at a meeting, the chairman of the meeting shall ensure that the Management Board is provided with a transcript of the resolutions adopted, as soon as possible after the meeting. The records shall be deposited at the Company’s office for inspection by the Shareholders and the persons with DRH-rights. On application, each of them shall be provided with a copy of or an extract from the records, at not more than cost price.

25	Adoption of resolutions in a meeting

25.1	Each Share confers the right to cast one vote.

25.2	In the General Meeting of Shareholders, no voting rights may be exercised for Shares held by the Company or a Subsidiary, nor for Shares for which the Company or a Subsidiary holds the depositary receipts. However, pledgees of Shares owned by the Company or a Subsidiary are not excluded from exercising voting rights if the right of pledge was created before the Share was owned by the Company or such Subsidiary. The Company or a Subsidiary may not exercise voting rights for a Share in which it holds a right of pledge or a usufruct.

25.3	To the extent that the laws of the Netherlands or these articles of association do not provide otherwise, all resolutions of the General Meeting shall be adopted by a simple majority of the votes cast, without a quorum being required.

25.4	If there is a tie in voting, the proposal shall be deemed to have been rejected.

25.5

If the formalities for convening and holding of General Meetings of Shareholders, as prescribed by the laws of the Netherlands or these articles of association, have not been complied with, valid resolutions of the General Meeting may only be adopted in a meeting, if in such meeting all of the Company’s issued capital and all persons with DRH-rights are present or represented and such resolutions are carried by unanimous vote.

25.6	The Management Board may determine that votes cast by electronic means of communication prior to the General Meeting of Shareholders shall be treated equally to votes cast during the meeting. The Management Board shall determine the period of time during which votes may be cast in the manner provided in the preceding sentence; this period of time may not commence any earlier than on the thirtieth day before the date of the meeting.

26	Adoption of resolutions without holding meetings

26.1	Shareholders may adopt resolutions of the General Meeting in writing without holding a meeting, provided they are adopted by the unanimous vote of all Shareholders entitled to vote. The provisions of article 22.4 shall apply by analogy. Adoption of resolutions outside of meetings shall not be permissible if there are persons with DRH-rights.

26.2	Each Shareholder must ensure that the Management Board is informed of the resolutions thus adopted as soon as possible in writing. The Management Board shall keep record of the resolutions adopted and it shall add such records to those referred to in article 24.2.

27	Amendment of the articles of association

The General Meeting may resolve to amend these articles of association. When a proposal to amend these articles of association is to be made to the General Meeting, the notice convening the General Meeting of Shareholders must state so and a copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at the Company’s office for inspection by the Shareholders and the persons with DRH-rights, until the conclusion of the meeting.

28	Dissolution and liquidation

28.1	The Company may be dissolved pursuant to a resolution to that effect by the General Meeting. When a proposal to dissolve the Company is to be made to the General Meeting, this must be stated in the notice convening the General Meeting of Shareholders.

28.2	If the Company is dissolved pursuant to a resolution of the General Meeting, the Managing Directors shall become liquidators of the dissolved Company’s property, unless the General Meeting resolves to appoint one or more other persons as liquidator.

28.3	During liquidation, the provisions of these articles of association shall remain in force to the extent possible.

28.4	The balance remaining after payment of the debts of the dissolved Company shall be transferred to the Shareholders in proportion to the aggregate nominal value of the Shares held by each.

28.5	After the end of the liquidation, the books, records and other data carriers of the dissolved Company shall remain in the custody of the person designated for that purpose by the General Meeting, and in the absence thereof the person designated for that purpose by the liquidators, for a period as prescribed by the laws of the Netherlands.

28.6	In addition, the liquidation shall be subject to the relevant provisions of Book 2, Title 1, of the Dutch Civil Code.

29	Final provision

29.1	The first financial year of the Company shall end on the thirty-first day of December two thousand and nine.

29.2	This article 29, including its heading, expires at the end of the first financial year.